Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a valid OMB control number.
                                                      --------------------------
                                                                    OMB APPROVAL
                                                      --------------------------
                                                           OMB Number: 3235-0145
                                                      --------------------------
                                                      Expires: December 31, 2005
                                                      --------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                        Under the Securities Act of 1934
                                (Amendment No. *)

                               OSPREY GOLD CORP.
                                (Name of Issuer)


                          COMMON STOCK $.0002 PAR VALUE
                         (Title of Class of Securities)


                                    688400100
                                 (CUSIP Number)


                       GORDON LELIEVER, OSPREY GOLD CORP.
                           210 BROADWAY AVE. SUITE 208
                             ORANGEVILLE, ON L9W 5G4
                                 (519-940-8117)
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices & Communications)

                               SEPTEMBER 28, 2004
                               -------------------
             (Date of Event which requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.





                               (Page 1 of 4 Pages)

CUSIP No. 688400100                                                  Page 2 of 4

         1) Names of Reporting Persons S.S. or I.R.S. Identification No. of Above Persons
                                    JEAN-JACQUES TREYVAUD     S.S./IRS NO. NOT APPLICABLE
            -----------------------------------------------------------------------------

         2) Check the Appropriate Box if a Member of a Group (See Instructions)
             A)

             B)

         3) SEC Use Only


         4) Source of Funds
                                                                          OO (SEE ITEM 3)
            -----------------------------------------------------------------------------

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(c)


         6) Citizenship or Place of Organization
                                                                                 CANADIAN
            -----------------------------------------------------------------------------

                  Number of         (7)  Sole Voting Power                        100,000
                                                           ------------------------------
                  Shares Bene-
                     ficially       (8)   Shared Voting Power
                                                              ---------------------------
                  Owned by
                  Each Report-      (9)   Sole Dispositive Power                  100,000
                                                                 ------------------------
                  ing Person
                  With              (10) Shared Dispositive Power
                                                                 ------------------------

         11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                                  100,000
            -----------------------------------------------------------------------------

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


         13) Percent of Class Represented by Amount in Row (11)
                                                                                   0.056%
            -----------------------------------------------------------------------------

         14) Type of Reporting Person (See Instruction)
                                                                                       IN
            -----------------------------------------------------------------------------

CUSIP No. 688400100                                                  Page 3 of 4

ITEM 1.  SECURITY AND BACKGROUND

Common Stock, $.0002 par value per share

Osprey Gold Corp.
210 Broadway St. Suite 208
Orangeville ON L9W 5G4


ITEM 2.  IDENTITY AND BACKGROUND

This statement is a single filing of Jean-Jacques Treyvaud, a Canadian citizen, 1770 Grand Rg. St. Pierre, Ste. Elizabeth, QC J0K 2G0. Mr. Treyvaud is a Director of Osprey Gold Corp. During the last five years, Mr. Treyvaud has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The shares of Common Stock beneficially owned by Jean-Jacques Treyvaud were granted by the Issuer to the reporting person as director's fees.

ITEM 4.  PURPOSE OF THE TRANSACTION

The reporting person filing this statement does not have any present plans or proposals which relate to or would result in:

a) The acquisition by any person of additional securities of the issuer, or the disposition of such securities;
b) An extraordinary corporation transaction, such as a merger, reorganization or liquidation involving the issuer or any of its subsidiaries;
c) A sale or transfer of a material amount of the assets of the issuer or any of its subsidiaries;
d) Any change in the board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
e) Any material change in the present capitalization or dividend policy of the issuer;
f)   Any other material change in the issuer's business or corporate structure;
g) Changes in the issuer's charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the issuer by any person;

CUSIP No. 688400100                                                  Page 4 of 4


h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
j)   Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Mr. Treyvaud, by virtue of his position and security holding, is the beneficial owner of 100,000 shares of Common Stock, or 0.056%.

No transactions in shares of Common Stock of the issuer were effected by the reporting person during the last 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 and any person with respect to any securities of the issuer.


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       /s/ Jean-Jacques Treyvaud
Dated: October 13, 2004                             ____________________________
                                                           JEAN-JACQUES TREYVAUD